Giovanni Caruso
Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

July 6, 2011
Tia Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Health Care Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Man Shing Agricultural Holdings, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
File No. 000-53146

Dear Ms. Jenkins:

On behalf of our client, Man Shing Agricultural Holdings, Inc. (the “Company”), and further to my telephone conversation with Jamie Kessel, we have requested an extension of time through July 29, 2011 to respond to the comments issued in a letter from the staff of the Securities and Exchange Commission dated June 30, 2011 regarding the Company’s Annual Report on Form 10-K filed on September 28, 2010.

Very truly yours,

/s/  Giovanni Caruso

Giovanni Caruso
Partner

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